UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                      (Amendment No.      8       )*

                  MARSHALL & ILSLEY CORPORATION
                             (Name of Issuer)

                           Common Stock
                      (Title of Class of Securities)

                                    N/A
                              (CUSIP Number)


Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise
subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No.       N/A                 13G           Page   2   of   6   Pages
                           Amendment No.   8

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Northwestern Mutual Life Insurance Company
          39-0509570

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a)
                                                       (b)
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Wisconsin

 NUMBER OF          5.   SOLE VOTING POWER
  SHARES
BENEFICIALLY                  8,665,374
  OWNED BY
    EACH            6.   SHARED VOTING POWER
 REPORTING
  PERSON                      0
   WITH
                    7.   SOLE DISPOSITIVE POWER
                              8,665,374

                    8.   SHARED DISPOSITIVE POWER
                              0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,665,374

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

          N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.6% on a fully diluted basis

12.  TYPE OF REPORTING PERSON*

          IC
                   *SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP No.       N/A                 13G           Page   3   of   6   Pages
                           Amendment No.   8

Item 1

     (a)  Name of Issuer:  Marshall & Ilsley Corporation

     (b)  Address of Issuer's Principal Executive Offices:
          770 N. Water Street, Milwaukee, WI 53202
Item 2

     (a)  Name of Person Filing:  The Northwestern Mutual Life
          Insurance Company

     (b)  Address of Principal Business Office:  720 East
          Wisconsin Avenue, Milwaukee, Wisconsin 53202

     (c)  Citizenship:  Wisconsin

     (d)  Title of Class of Securities:  Common Stock

     (e)  CUSIP Number:  N/A

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  [ ] Broker or Dealer registered under Section 15 of the
          Act

     (b)  [ ] Bank as defined in section 3(a)(6) of the Act

     (c) [X] Insurance Company as defined in section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act

     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement
          Income Security Act of 1974 or Endowment Fund; see Rule
          13d-1(b)(1)(ii)(F)

     (g)  [ ] Parent Holding Company, in accordance with Rule
          13d-1(b)(ii)(G) (Note:  See Item 7)

     (h)  [ ] Group, in accordance with Rule 13d-
                    1(b)(1)(ii)(H)(1)

CUSIP No.       N/A                 13G           Page   4   of   6   Pages
                           Amendment No.   8

Item 4    Ownership

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     Also see Attachment A hereto.

     (a)  Amount Beneficially Owned:  8,665,374

     (b)  Percent of Class:  8.6% on a fully diluted basis

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:
               8,665,374

          (ii) shared power to vote or to direct the vote:                 0

          (iii) sole power to dispose or to direct the
                disposition of:  8,665,374

          (iv) shared power to dispose or to direct the
               disposition of:  0

     Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-
3(d)(1).

Item 5    Ownership of Five percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following [ ].

Item 6    Ownership of More than Five Percent on Behalf of
          Another Person  N/A

Item 7    Identification and Classification of the Subsidiary
          Which Acquired a Security Being Reported on By the
          Parent Holding Company  N/A

Item 8    Identification and Classification of Members of the
          Group  N/A

CUSIP No.       N/A                 13G           Page   5   of   6   Pages
                           Amendment No.   8

Item 9    Notice of Dissolution of Group

               N/A

Item 10   Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the correct information set forth in this statement is true, complete and correct.


                                        February 8, 1995
                                              Date


                                   THE NORTHWESTERN MUTUAL LIFE
                                   INSURANCE COMPANY


                                   By:  PAUL E. MCELWEE
                                   Paul E. McElwee
                                   Assistant General Counsel
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CUSIP No.       N/A                 13G           Page   6   of   6   Pages
                           Amendment No.   8


                               ATTACHMENT A

     The securities (the "Securities") which are the subject of this filing consist of 3,844,229 shares of common stock which may be acquired by conversion of a Convertible Subordinated Note Agreement dated December 31, 1985, 3,832,957 shares of common stock which may be acquired by conversion of 348,944 shares of convertible preferred stock and an additional 988,188 shares of common stock which are presently owned by the Reporting Person. The Securities are subject to the provisions of that certain Investment Agreement (the "Agreement") dated as of August 30, 1985 between Issuer and the undersigned Reporting Person, by which Agreement the undersigned is prohibited from selling, transferring or otherwise disposing of any interest in the Securities prior to December 31, 1990 unless the Issuer consents in writing; provided, however, the undersigned may transfer the Securities to any Subsidiary or Affiliate, providing that said transferee shall agree in writing to be subject to the terms of the Agreement and the undersigned shall remain subject to the Agreement. The above provisions of the Agreement shall terminate if the Agreement terminates, which termination shall occur as of the earliest of (a) the undersigned's beneficial ownership of less than 5% of the Issuer's then-outstanding voting securities,
(b) the occurrence of a change of control of the Issuer, or
(c) December 31, 1997.

     The undersigned's voting power, dispositive power, and aggregate amount beneficially owned is further subject to limitations set forth in the December 27, 1985 letter to the undersigned from the Board of Governors of the Federal Reserve Board.

     The undersigned may only hold 5% of the Issuer's outstanding common stock at any one time; however, the undersigned may convert any of that common stock into the Issuer's Series A
Convertible Preferred Stock and thereby permit its acquisition of additional common stock.